SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )1


                           EVOKE COMMUNICATIONS, INC.
                                (Name of Issuer)


                    Common Stock, par value $0.0015 per share
                         (Title of Class of Securities)


                                   30048Q103
                                 (CUSIP Number)


                               December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)


_____________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 30048Q103
=========== ====================================================================

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Centennial Fund V, L.P.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

NUMBER OF                   5     SOLE VOTING POWER

 SHARES                           4,312,647
                            ----------------------------------------------------
BENEFICIALLY                6     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      7     SOLE DISPOSITIVE POWER

REPORTING                         4,312,647
                            ----------------------------------------------------
 PERSON                     8     SHARED DISPOSITIVE POWER

  WITH                            0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,312,647
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.2%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON (See instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 30048Q103
================================================================================

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Centennial Holdings V, L.P.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

NUMBER OF                   5     SOLE VOTING POWER

 SHARES                           4,312,647
                            ----------------------------------------------------
BENEFICIALLY                6     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      7     SOLE DISPOSITIVE POWER

REPORTING                         4,312,647
                            ----------------------------------------------------
 PERSON                     8     SHARED DISPOSITIVE POWER

  WITH                            0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,312,647
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.2%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON (See instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 30048Q103
================================================================================

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Centennial Fund VI, L.P.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

NUMBER OF                   5     SOLE VOTING POWER

 SHARES                           3,161,615
                            ----------------------------------------------------
BENEFICIALLY                6     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      7     SOLE DISPOSITIVE POWER

REPORTING                         3,161,615
                            ----------------------------------------------------
 PERSON                     8     SHARED DISPOSITIVE POWER

  WITH                            0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,161,615
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.8%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON (See instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 30048Q103
================================================================================

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Centennial Holdings VI, LLC
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

NUMBER OF                   5     SOLE VOTING POWER

 SHARES                           3,161,615
                            ----------------------------------------------------
BENEFICIALLY                6     SHARED VOTING POWER

 OWNED BY                         0
                            ----------------------------------------------------
  EACH                      7     SOLE DISPOSITIVE POWER

REPORTING                         3,161,615
                            ----------------------------------------------------
 PERSON                     8     SHARED DISPOSITIVE POWER

  WITH                            0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,161,615
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.8%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON (See instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 30048Q103
================================================================================

Item 1(a).  Name of Issuer:

         Evoke Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         1157 Century Dr., Louisville CO  80027

Item 2(a).  Name(s) of Person(s) Filing:

     1. Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"), by virtue of its direct beneficial ownership of the Issuer's common stock (the "Shares");
     2. Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), by virtue of being the sole general partner of Fund V.
     3. Centennial Fund VI, L.P., a Delaware limited partnership ("Fund VI"), by virtue of its direct beneficial ownership of the Shares;
     4. Centennial Holdings VI, LLC, a Delaware limited liability company ("Holdings VI"), by virtue of being the sole managing principal of Fund VI.

     Fund V, Holdings V, Fund VI and Holdings VI are collectively referred to as the "Reporting Persons."

     Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, and David C. Hull, Jr. are the sole general partners of Holdings V (the "Holdings V Partners"). The Holdings V Partners and Duncan T. Butler, Jr. are the sole general partners of Holdings VI (collectively, the "Individual Partners"). By virtue of the relationships described above and their roles with the Reporting Persons, each of the Individual Partners may be deemed to control the Reporting Persons and may be deemed to possess indirect beneficial ownership of the Shares held by Fund V and Fund VI. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund V and Fund VI, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Fund V and Fund VI.

     Fund V and Holdings V disclaim beneficial ownership of Shares beneficially owned by Fund VI and Holdings VI. Fund VI and Holdings VI disclaim beneficial ownership of Shares beneficially owned by Fund V and Holdings V.


Item 2(b).  Address of Principal Business Office or, if None, Residence

         1428 Fifteenth Street, Denver, Colorado 80202

Item 2(c).  Citizenship:

         Delaware

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         30048Q103

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);
(d) Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

         Not applicable

Item 4.  Ownership.

(a)  Amount beneficially owned:

     As of December  31,  2000,  Fund V directly  beneficially  owned  4,312,647
     Shares.  By  virtue  of the  relationships  described  in  this  Statement,
     Holdings V may be deemed to beneficially own the Shares directly beneficially owned by Fund V.

     As of December 31, 2000, Fund VI directly beneficially owned 3,161,615 Shares. By virtue of the relationships described in this Statement, Holdings VI may be deemed to beneficially own the Shares directly beneficially owned by Fund VI.

     Stephen C. Halstedt directly beneficially owns 5,000 Shares. Mr. Halstedt also holds an option to purchase 26,666 Shares as a result of serving as a director of the Issuer. The option is held for the benefit of certain investors, and, as a result, Mr. Halstedt disclaims beneficial ownership of any Shares obtainable upon exercise of the option.

(b)  Percent of class:

     The 4,312,647 Shares directly beneficially held by Fund V as of December 31, 2000 represent approximately 9.2% of the number of outstanding shares. The 3,161,615 Shares directly beneficially held by Fund VI as of December 31, 2000 represent approximately 6.8% of the number of outstanding shares as of October 31, 2000.

(c)  Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote:       4,312,647 (Fund V)
                                                         4,312,647 (Holdings V)
                                                         3,161,615 (Fund VI)
                                                         3,161,615 (Holdings VI)

    (ii) Shared power to vote or to direct the vote:                -0-

   (iii) Sole power to dispose or to direct the disposition of:
                                                         4,312,647 (Fund V)
                                                         4,312,647 (Holdings V)
                                                         3,161,615 (Fund VI)
                                                         3,161,615 (Holdings VI)

    (iv) Shared power to dispose or to direct the disposition of:   -0-

Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 13, 2001
                                       (Date)


                                       /s/ Jeffrey Schutz
                                       (Signature)

                                       Jeffrey Schutz, as general partner of
                                       Centennial Holdings V, L.P., the general partner of Centennial Fund V, L.P., and as managing principal of Centennial Holdings VI, LLC, the general partner of Centennial Fund VI, L.P.
                                       (Name/Title)